SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ David McPherson
David McPherson
Interim President and Chief Executive Officer

Date: December 21, 2007

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated December 20, 2007, announcing loss of Chairman and CEO.

Exhibit 99.1

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, TORONTO, ONTARIO, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX-V Trading Symbol:	NIC (TSX-V), PNCKF (OTC BB)
Total Shares Outstanding:	44.765 million
Fully Diluted:	53.515 million
52-Week Trading Range:	C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Announces Loss of Chairman and CEO

TORONTO, ON, December 20, 2007: Pure Nickel Inc. (the “Corporation” or “Pure Nickel”) (TSX: NIC, OTCBB: PNCKF) regretfully announced today that J. Jay Jaski, Chairman and CEO, passed away suddenly and unexpectedly yesterday, in Toronto, Ontario.

“The Board of Directors and employees of Pure Nickel are very saddened by the loss of Jay Jaski. He was an extremely talented Chairman and CEO and a great friend who will be missed by his associates and family,” said Robert Angrisano, a director of the board.

Jay Jaski was a key figure in building and financing the Corporation during the last two years through his involvement with Regent Securities Capital Corporation, a resource merchant bank. Jay was responsible for the acquisition of numerous property rights for Pure Nickel, including the most recent purchase in July 2007 of 10 properties from Xstrata Nickel for $15.25 million in cash plus other consideration. Several years ago, Jay recognized the need for new quality nickel assets in the marketplace and was highly instrumental in building the Corporation to where it is today in order to capitalize on this trend.

During a meeting this morning the Board of Directors appointed David McPherson as interim President and CEO and Robert Angrisano as interim Chairman of the Corporation. David McPherson has been a director of the Corporation since March 2006 and Robert Angrisano is the former President and CEO of Nevada Star Resource Corp., a company that amalgamated with Pure Nickel in March 2006.

Pure Nickel’s focus on its primary properties will continue and the exploration and management team are very committed to the continued growth of the Corporation.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

David McPherson

Interim President & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@pureNickel.com

Website: www.pureNickel.com